SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2000

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

Item 1    System Companies and Investment Therein as of December 31, 2000
Name of Company	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Energy East Corporation LNG Storage Partners (1) LNG Marketing Partners (1)	(2) (2)	10% 10%	$5,197,720 $11,676,740	$519,772 $1,167,674
New York State Electric & Gas Corporation	64,508,477	100%	$637,391,072	$637,391,072
Connecticut Energy Corporation	1,000	100%	$437,231,306	$437,231,406
The Southern Connecticut Gas Company	1,407,072	100%	$419,595,485	$419,595,485
CNE Energy Services Group, Inc.	1,000	100%	$14,754,749	$14,754,749
Energy East Solutions, LLC	(2)	50%	$5,332,553	$2,161,764
LNG Marketing Partners	(2)	80%	$11,676,742	$7,480,025
LNG Storage Partners	(2)	80%	$5,197,716	$3,728,030
CNE Peaking, LLC	(2)	100%	$11,482,678	$11,482,678
Total Peaking Services, LLC	(2)	100%	$4,661,455	$4,661,455
CNE Development Corporation	1,000	100%	$1,273,862	$1,273,862
East Coast Natural Gas Cooperative, LLC	(2)	20%	$880,617	$53,875
CNE Venture-Tech Inc.	1,000	100%	$10,060,596	$10,060,596
CIS Service Bureau, LLC	(2)	100%	$7,568,140	$7,568,140
Nth Power Technologies Fund I, LP	(2)	7.9%	$86,792,989	$6,385,573
Energy East Enterprises, Inc.
New Hampshire Gas Corporation	25	100%	$1,048,033	$1,048,033
Southern Vermont Natural Gas Corporation - (3)	1	100%	-	-
Seneca Lake Storage, Inc.	1	100%	$876,781	$876,781
Maine Natural Gas, LLC	1	90.4%	$7,898,394	$7,137,843
The Energy Network, Inc. (formerly EAS Enterprises, Inc.)	5,444	100%	$13,512,019	$13,512,019
Energy East Solutions, Inc.	100	100%	$11,138,806	$11,138,806
NYSEG Solutions, Inc.	26	100%	$3,616,806	$3,616,806
South Jersey Energy Solutions, LLC	(2)	50%	$515,503	$205,500
Name of Company	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
Energy East Solutions, LLC	(2)	50%	$5,332,553	$3,170,789
Energy East Telecommunications, Inc.	340	100%	$2,777,093	$2,777,093
Telergy East, LLC	(2)	50%	$5,760,767	$2,887,488
Cayuga Energy, Inc.	8	100%	$18,378,367	$18,378,367
PEI Power II, LLC	(2)	50.1%	$11,639,618	$5,843,924
Carthage Energy, LLC	(2)	100%	$7,491,166	$7,491,166
South Glens Falls Energy, LLC	(2)	85%	$5,293,398	$4,498,263
Energy East Management Corporation	10	100%	$4,865,769	$4,865,769
CMP Group, Inc. LNG Storage Partners (1) LNG Marketing Partners (1)	1,000 (2) (2)	100% 10% 10%	$761,288,580 $5,197,720 $11,676,740	$761,288,580 $519,772 $1,167,674
Central Maine Power Company	31,211,471	100%	$667,400,572	$667,400,572
Maine Electric Power Company, Inc.	8,785	78.3%	$9,493,014	$8,414,227
NORVARCO	5,000	100%	$817,646	$817,646
Chester SVC Partnership	(2)	50%	-	-
Central Securities Corporation	10	100%	$2,442,827	$2,442,827
Cumberland Securities Corporation	110	100%	$2,327,871	$2,327,871
Maine Yankee Atomic Power Company	190,000	38%	$70,008,942	$26,603,398
Yankee Atomic Electric Company	14,573	9.5%	$8,121,074	$771,502
Connecticut Yankee Atomic Power Company	21,000	6%	$74,402,450	$4,464,147
MaineCom Services	10,000	100%	$59,323,100	$59,323,100
New England Investment Corporation	100	100%	$1	$1
New England Business Trust	100	100%	$59,220,738	$59,220,738
NEON Communications, Inc.	4,455,801	20.9%	$35,921,873	$7,507,671
New England Security Corp.	100	100%	$59,963,118	$59,963,118
New England Gas Development Corporation	500	100%	$760,551	$760,551
Maine Natural Gas, LLC	(2)	9.6%	$7,898,394	$961,484
The Union Water-Power Company	10,000	100%	$22,895,506	$22,895,506

Name of Company	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value
CTG Resources, Inc.	1,000	100%	$364,239,102	$364,239,102
Connecticut Natural Gas Corporation	10,634,496	100%	$359,554,740	$359,552,733
CNG Realty Corp.	10	100%	$86,662	$86,662
TEN Companies, Inc. (TEN)	1000	100%	$44,936,484	$44,936,626
The Hartford Steam Company (HSC)	621	100%	$36,631,955	$36,631,955
TEN Transmission Company (TENTr)	(2)	100%	$14,243,781	$14,243,781
ENI Gas Services, Inc. (ENIGAS)	(2)	100%	$15,997	$15,997
KBC Energy Services (TEN Gas Services, Inc. holds 1% interest)	(2)	99%	$0	$0
TEN Gas Services, Inc. (TENGAS) (ENI Gas Services, Inc. holds 99% interest)	100	1%	$0	$0
Berkshire Energy Resources	1,000	100%	$2,983,370	$2,983,370
The Berkshire Gas Company	100	100%	$91,267,411	$91,267,411
Berkshire Propane, Inc.	100	100%	$3,534,157	$3,534,157
Berkshire Service Solutions, Inc.	100	100%	($861,686)	($861,686)
  Energy East Corporation owns 10%, CMP Group, inc. owns 10% and CNE Energy Services Group, Inc. owns 80%
  Noncorporate subsidiary (partnership, limited partnership or limited liability company)
  Inactive

Item 2    Acquisitions or Sales of Utility Assets

Information concerning acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million, not reported in a certificate filed pursuant to Rule 24, during the period of September 1, 2000 through December 31, 2000, is as follows:

Acquisition:
Name	Consideration	Description	Location
NYSEG	$604,128/year or $6,041,280 over the term of a ten-year lease.	Gas turbine	Auburn, NY

Item 3    Issue, Sale, Pledge, Guarantee or Assumption of System Securities during the period September 1, 2000 through December 31, 2000

Non-recurring transactions:
Issuer, Description, Interest Rate, and Maturity Date	Date of Transaction	Principal Amount	Rule
The Southern Connecticut Gas Company:
Medium-term Notes 7.35% due 9/26/05	9/25/00	$25,000,000	52
Medium-term Notes 7.60% due 9/25/07	9/25/00	$40,000,000	52
Medium-term Notes 7.65% due 9/25/08	9/25/00	$10,000,000	52
Medium-term Notes 7.80% due 9/24/10	9/25/00	$40,000,000	52

Recurring transactions:
Issuer	Security	Balance at Year End	Highest Balance	Date of Highest Balance	Average Interest Rate
Carthage Energy, LLC	Revolving Note	$0	$399,625	9/22/00	11.5%
South Glenns Falls Energy, LLC	Revolving Note	$0	$1,425,000	12/13/00	11.5%
Berkshire Solutions	Revolving Note	$3,615,058	$3,615,058	12/31/00	95
The Union Water Power Company	Revolving Note	$2,895,000	$2,895,000	12/31/00	8.4 to 8.72
Connecticut Energy Corporation	Line of Credit	$16,800,000	$16,800,000	12/31/00	7.00599
The Energy Network, Inc.	Revolving Credit	$0	$15,000,000	9/29/00	8.37

Item 4    Acquisition, Redemption or Retirement of Securities
Issuer	Description	Consideration	Extinguished or Held	Rule
New York State Electric & Gas Corporation	First Mortgage Bonds 9 7/8% Due 05/01/2020	$9,800,729	Extinguished	42
New York State Electric & Gas Corporation	First Mortgage Bonds 9 7/8% 11/01/2020	$15,198,721	Extinguished	42
The Energy Network, Inc.	Installment Loan due 4/1/2004	$440,000	Extinguished	42
Central Maine Power	7.999% Preferred Stock 10/01/2000	$9,910,000	Extinguished	42
Central Maine Power	Long Term Note due 1/1/2005	$8,600,000	Extinguished	42
Connecticut Natural Gas Corporation	Series AA First Mortgage Bonds, at 9.16%, due 2004	$2,500,000	Extinguished	42
Berkshire Gas Company	Note - Keybank 8.78% due 9/03	$75,000	Extinguished	42

Item 5    Investments in Securities of Non-system Companies

1.  Aggregate amount of investment in persons operating in the retail service area of the owners, or of its subsidiaries.

None

2.  With respect to securities owned not included in category 1:

None

Item 6    Officers and Directors - As of December 31, 2000

Legend of Abbreviations
AS	Assistant Secretary
AT	Assistant Treasurer
BOT	Board of Trustees
C	Controller or Chief Accounting Officer
CB	Chairman of the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CL	Clerk
COO	Chief Operating Officer
D	Director
EVP	Executive Vice President
GC	General Counsel
P	President
S	Secretary
SVP	Senior Vice President
T	Treasurer
VP	Vice President

Address Codes
(a)	Corporate Drive-Kirkwood Industrial Pk., P.O. Box 5224, Binghamton, NY 13902
(b)	Ithaca-Dryden Road, P.O. Box 3287, Ithaca, NY 14852-3287
(c)	217 Commercial Street, 5th Floor, Portland, ME 04101
(d)	P.O. Box 12904, Albany, NY 12212-2904
(e)	2 Court Street, Binghamton, NY 13901-3110
(f)	2 Court Street, Binghamton, NY 13901-3110
(g)	855 Main Street, Bridgeport, CT 06604
(h)	One Telergy Parkway, Syracuse, NY 13057
(i)	100 Columbus Boulevard, Hartford, CT 06144-1500
(j)	115 Cheshire Road, Pittsfield, MA 01201
(k)	14 Maine Street, Brunswick, ME 04011
(l)	83 Edison Drive, Augusta, ME 04336
(m)	209 State Street, P.O. Box 1209, Presque Isle, ME 04769
(n)	33 State Street, P.O. Box 932, Bangor, ME 04401
(o)	77 Grove Street, Rutland, VT 05701
(p)	P.O. Box 270, Hartford, CT 06141-0270
(q)	391 Totten Pond Road, Suite 401, Waltham, MA 02154
(r)	526 Western Avenue, Augusta, ME 04330
(s)	25 Research Drive, Westborough, MA 01582
(t)	P.O. Box 300, Seabrook, NH 03874
(u)	800 Boylston Street P-1603, Boston, MA 02199
(v)	103 Brookside Road, Portland, ME 04103
(w)	730 Tyler Street, Pittsfield, MA 01201
(x)	9106 McDonald Drive, Bethesda, MD 20817
(y)	321 Old Ferry Road, Wiscasset, ME 04578

Part I.    Names, Principal Business Address, Positions Held as of December 31, 2000

	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS	CONNECTICUT ENERGY CORPORATION	SOUTHERN CONNECTICUT GAS	CNE ENERGY SERVICES GROUP, INC.
Allessio, Robert M. (j)					VP
Ammann, Jr., Vincent L. (h)				VP, C	VP, T
Aurelio, Richard (a)		D
Beaudoin, Mark R. (e)
Benson, Richard R. (b)	VP
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)						VP
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)		D
Casarett, Alison P. (a)		D
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)		D
Clark, C. M. (j)
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Curtis, Mark E. (u)
Cyr, William (m)
DeFleur, B. Lois (a)		D
Dorazio, Thomas F. (a)			VP
DuBrava, Elaine T. (a)			S
Eastman, Michael D. (a)			VP
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)						VP, CFO
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (a)	D, SVP	SVP	D	D	D	D
Gioia, L. Paul (a)		D
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)		D
Janczewski, Janet L. (g)					S	AS
Jasinski, Kenneth M. (d)	D, EVP, GC, S	EVP, GC, S	D	D, VP, GC, S	D	VP, GC, S, D
Karanian, Edna M. (i)					VP
Keane, John B. (p)
Keeler, John M. (a)		D
Kelley, Tim D. (k)
Kump, Robert D. (b)	VP, T	VP, T		VP
Laurito, James P.(i)					P, COO, D
Leavitt, Russell F. (i)					VP
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)		D
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)	VP
McGaughy, Larry S. (g)				VP		P
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)		D
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)

	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS	CONNECTICUT ENERGY CORPORATION	SOUTHERN CONNECTICUT GAS	CNE ENERGY SERVICES GROUP, INC.
Quimby, Darrel R. (l)
Rafferty, Sherwood J. (b)			SVP, CFO, T, C
Ramsauer, Kirk L. (s)
Reis, William (i)					VP
Rich, Walter G. (a)		D
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)	VP, C	VP, C		VP, C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Jeffrey K. (a)			SVP
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)			D, P, COO
Thomas, Michael E. (y)
Tomasso, Michael W. (a)		D
Turner, Teresa M. (a)			VP
Urgento, Dennis R. (a)			VP
Vajda, Joseph J. (e)
von Schack, Wesley W. (d)	D, P, CEO	D, CB, P, CEO	D	D, CB, P, CEO	D, CB, CEO	D, CB, CEO
Wickham, Denis E. (a)	SVP
Zink, Karen L. (j)

	CNE DEVELOPMENT CORPORATION	CNE VENTURE-TECH, INC.	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS, LLC	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)						VP
Benson, Richard R. (b)
Bonner, George E. (a)			P	D
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)	VP	VP
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Curtis, Mark E. (u)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)	VP, CFO	VP, CFO
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (a)	D	D	D	D	D, CEO, P	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)	AS	AS
Jasinski, Kenneth M. (d)	VP, GC, S, D	VP, GC, S, D	D		D	D
Karanian, Edna M. (i)
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (k)				P, T, CEO
Kump, Robert D. (b)			S, T		VP, S, CFO	S
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)				D
McGaughy, Larry S. (g)	P	P
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)				VP, S

	CNE DEVELOPMENT CORPORATION	CNE VENTURE-TECH, INC.	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS, LLC	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)				D
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)			C		VP, C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Jeffrey K. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)						P
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Tomasso, Michael W. (a)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
Vajda, Joseph J. (e)					VP,T	T
von Schack, Wesley W. (d)	D, CB, CEO	D, CB, CEO	D		D
Wickham, Denis E. (a)
Zink, Karen L. (j)

	ENERGY EAST TELECOMMUNI-CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)				P, D	P, D	P, D
Cables, Robert A. (g)
Call, Curtis I. (l)				T
Cariani, Paul R. (m)
Carney, Peter G. (f)		P
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Coppola, Michael (e)	P
Cuoco, Lillian M. (p)
Curtis, Mark E. (u)
Cyr, William (m)					D
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)	D, CB
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)					VP, D
German, Michael I. (a)	D	D	D	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)		D	D,VP,GC,S	D
Karanian, Edna M. (i)
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (k)
Kump, Robert D. (b)	S	S	VP,T
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)					VP, D
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)				S, CL	S,CL	S, CL
Martin, Robert H. (u)
McClain, F. Michael (c)
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)					T	T
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	ENERGY EAST TELECOMMUNI-CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)		D	VP,C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Jeffrey K. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Tomasso, Michael W. (a)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
Vajda, Joseph J. (e)	T	T
von Schack, Wesley W. (d)			D, CB, P,CEO	D
Wickham, Denis E. (a)
Zink, Karen L. (j)

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES	NEW ENGLAND GAS DEVELOPMENT CORPORATION
Allessio, Robert M. (j)
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)			D
Brown, Kent R. (o)			D
Burns Sara J. (l)	P, COO, D	P, COO, D	D
Cables, Robert A. (g)
Call, Curtis I. (l)	T, D	T, D	D
Cariani, Paul R. (m)			D
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)	D	D
Castiglia, Joseph J. (a)
Clark, C. M. (j).
Coppola, Michael (e)
Cuoco, Lillian M. (p)			D
Curtis, Mark E. (u)				P
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)			AS, C	S,CL	D, T, S, CL
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)			D
Finn, William M. (l)			S
Garwood, Steve S. (c)
German, Michael I. (a)				D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)			D
Guerrette, Carrie D. (y)			T
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)
Karanian, Edna M. (i)
Keane, John B. (p)			D
Keeler, John M. (a)
Kelley, Tim D. (k)
Kump, Robert D. (b)
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)	S, CL	S, CL
Martin, Robert H. (u)			D
McClain, F. Michael (c)			D	D	D
McGaughy, Larry S. (g)
Meisner, Michael J. (y)			VP, COO
Michaud, Rachel M. (l)
Morrell, Douglas S (n)			D
Moynihan, Peter J. (v)			D
Murley, Dr. Thomas E. (x)			D
Norton, Wayne A. (y)			P
Oliver, Richard (h)
Poulin, Gerald C. (l)			D	D
Powderly, Robert C. (s)			D
Quimby, Darrel R. (l)

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES	NEW ENGLAND GAS DEVELOPMENT CORPORATION
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)			D
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)			D
Rodrigue, Normand V. (r)
Rude, Robert E. (d)
Rust, P. A. (j)
Schwennesen, Terry L. (s)			D
Shedd, D. (w)
Smith, Jeffrey K. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)			VP, CFO	T
Tomasso, Michael W. (a)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
Vajda, Joseph J. (e)
von Schack, Wesley W. (d)
Wickham, Denis E. (a)
Zink, Karen L. (j)

	UNION WATER-POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES.	THE BERKSHIRE GAS COMPANY
Allessio, Robert M. (j)			VP		BOT, P, CEO	D, P, CEO, T
Ammann, Jr., Vincent L. (g)			VP, T
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j).						CL
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Curtis, Mark E. (u)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)	P,D
Fay, Joseph D. (o)	AS
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)	S,CL
Garwood, Steve S. (c)
German, Michael I. (a)	D	D	D	D, CB, P, CEO	BOT	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)			S
Jasinski, Kenneth M. (d)		D, VP, GC, S	D	D	BOT,VP,GC,S	D
Karanian, Edna M. (i)			VP
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (k)
Kump, Robert D. (b)		VP, T			VP,T
Laurito, James P. (i)			D, P, COO
Leavitt, Russell F. (i)			VP
Lee, Carroll R. (n)
Linscott, Susan (r)	T
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)	D
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)	D
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	UNION WATER-POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES.	THE BERKSHIRE GAS COMPANY
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)			VP
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)	SVP
Rude, Robert E. (d)		VP, C			VP,C
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)
Smith, Jeffrey K. (a)
Stevens, Michael C. (i)			C, AT
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Tomasso, Michael W. (a)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
Vajda, Joseph J. (e)
von Schack, Wesley W. (d)		D	D	D	BOT	D
Wickham, Denis E. (a)
Zink, Karen L. (j)						VP

	BERK PROPANE, INC.	BERKSHIRE SERVICE SOLUTIONS, INC.
Allessio, Robert M. (j)	P, COO, T	P, COO, T
Ammann, Jr., Vincent L. (g)
Aurelio, Richard (a)
Beaudoin, Mark R. (e)
Benson, Richard R. (b)
Bonner, George E. (a)
Briggs, Robert S. (n)
Brown, Kent R. (o)
Burns Sara J. (l)
Cables, Robert A. (g)
Call, Curtis I. (l)
Cariani, Paul R. (m)
Carney, Peter G. (f)
Carrigg, James A. (a)
Casarett, Alison P. (a)
Case, Kathleen A. (l)
Castiglia, Joseph J. (a)
Clark, C. M. (j)	CL	CL
Coppola, Michael (e)
Cuoco, Lillian M. (p)
Curtis, Mark E. (u)
Cyr, William (m)
DeFleur, B. Lois (a)
Dorazio, Thomas F. (a)
DuBrava, Elaine T. (a)
Eastman, Michael D. (a)
Fallona, John F. (r)
Fay, Joseph D. (o)
Feeley, Joseph J. (g)
Feigenbaum, Ted C. (t)
Finn, William M. (l)
Garwood, Steve S. (c)
German, Michael I. (a)	D	D
Gioia, L. Paul (a)
Greenman, Frederic E. (s)
Guerrette, Carrie D. (y)
Hartnett, Edward (h)
Jagger, David M. (a)
Janczewski, Janet L. (g)
Jasinski, Kenneth M. (d)	D	D
Karanian, Edna M. (i)
Keane, John B. (p)
Keeler, John M. (a)
Kelley, Tim D. (k)
Kump, Robert D. (b)
Laurito, James P. (i)
Leavitt, Russell F. (i)
Lee, Carroll R. (n)
Linscott, Susan (r)
Lynch, Ben E. (a)
Mahoney, R. Scott (l)
Martin, Robert H. (u)
McClain, F. Michael (c)
McGaughy, Larry S. (g)
Meisner, Michael J. (y)
Michaud, Rachel M. (l)
Morrell, Douglas S (n)
Moynihan, Peter J. (v)
Murley, Dr. Thomas E. (x)
Norton, Wayne A. (y)
Oliver, Richard (h)
Poulin, Gerald C. (l)
Powderly, Robert C. (s)
Quimby, Darrel R. (l)

	BERK PROPANE, INC.	BERKSHIRE SERVICE SOLUTIONS, INC.
Rafferty, Sherwood J. (b)
Ramsauer, Kirk L. (s)
Reis, William (i)
Rich, Walter G. (a)
Robinson, Stephen G. (l)
Rodrigue, Normand V. (r)
Rude, Robert E. (d)
Rust, P. A. (j)
Schwennesen, Terry L. (s)
Shedd, D. (w)		VP
Smith, Jeffrey K. (a)
Stevens, Michael C. (i)
Taylor, Carl A. (e)
Tedesco, Ralph R. (a)
Thomas, Michael E. (y)
Tomasso, Michael W. (a)
Turner, Teresa M. (a)
Urgento, Dennis R. (a)
Vajda, Joseph J. (e)
von Schack, Wesley W. (d)	D	D
Wickham, Denis E. (a)
Zink, Karen L. (j)

Part II.    Financial Connections as of December 31, 2000
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution
Wesley W. von Schack	Mellon Bank	Director

Part III.    Compensation and Other Related Information

(a)    Compensation of directors and executive officers of system companies, directors' and executive officers' interests in securities of system companies, directors' and executive officers' contracts and transactions with system companies and participation in bonus and profit-sharing arrangements and other benefits are contained in:

Energy East Corporation's joint filing with RGS Energy Group, Inc., Schedule 14A, dated
April 27, 2001, pages 104 through 118, which is incorporated herein by reference.

New York State Electric & Gas Corporation's Annual Report on From 10-K, page 39, for the year ended December 31, 2000, File No. 1-3103-2.

Central Maine Power Company's Annual Report on Form 10-K, page 26, for the year ended December 31, 2000, File No. 1-5139.

(d)    Directors' and Executive Officers' Indebtedness to System Companies

None

(f)    Directors' and Executive Officers' Rights to Indemnity.

The state laws under which each of Energy East Corporation and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. See By-law 33 of Energy East Corporation's bylaws as amended, effective April 23, 1999.

Item 7    Contributions and Public Relations

1. Energy East Corporation and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.  Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:

Company	Beneficiary	Purpose	Account	Amount
NYSEG	Various - 119 items	Community welfare, education, research and civic activity	Misc. General Exp.	$104,205
Connecticut Energy Corporation	Various - 3 items	Community welfare, education, research and civic activity	Misc. General Exp.	$3,840
CTG Resources, Inc.	Various - 7 items	Community welfare, education, research and civic activity	Misc. General Exp.	$14,550
CMP Group, Inc.	Various - 52 items	Community welfare, education, research and civic activity	Misc. General Exp.	$36,719

Item 8    Services, Sales and Construction Contracts

Part I.    Contracts for services, including engineering or construction services or goods supplied or sold by a system company to another system company are as follows:
Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Materials	NYSEG	Maine Natural Gas	$18,122	09/01/98	Yes
Management Services	NYSEG	Energy East Enterprises	$259,410	5/19/98	Yes
Management Services	NYSEG	Maine Natural Gas	$2,024,738	9/01/98	Yes
Management Services	NYSEG	New Hampshire Gas	$138,759	11/02/98	Yes
Management Services	NYSEG	Seneca Lake Storage	$144,714	02/01/99	Yes
Management Services	NYSEG	The Energy Network	$1,718,386	5/1/98	Yes
Consultative and Project Management	Energy East Telecommunications	NYSEG	$163,165	7/11/98	Yes

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Various Administrative and Accounting Support Services	Energy East Solutions, Inc.	Energy East Solutions, LLC	Flat Fee of $30,000 per month	7/1/99	Yes
Sales and Support Services	Energy East Solutions, Inc.	South Jersey Energy Solutions, Inc.	$220,470	1/1/00	Yes
Supervision and Related Services	The Union Water-Power Company	Energy East Telecommunications	$178,043	11/15/00	Yes
Fiber Optic Construction	The Union Water-Power Company	MaineCom	$146,289	2/9/99	Yes
Support Service Agreement	Central Maine Power	MaineCom	$125,620	9/10/95	Yes
Support Service Agreement	Central Maine Power	Union Water Power	$660,658	4/1/93	Yes
Equipment	Central Maine Power	Maine Electric Power Company	$26,000	11/71	Yes
Equipment	Central Maine Power	Maine Electric Power Company	$88,154	06/89	Yes
Support Service Agreement	Central Maine Power	Maine Electric Power Company	$256,210	3/13/91	Yes
Materials	Berkshire Gas Co.	Berkshire Propane	$1,554,756	1/1/99	Yes
Management Services	Berkshire Gas Co.	Berkshire Propane	$193,428	1/1/99	Yes
Management Services	The Southern Connecticut Gas Company	CNE Venture Tech, Inc.	$808,313	10/96	Yes
Management Services	The Southern Connecticut Gas Company	CIS Service Bureau, LLC	$744,520	6/99	Yes
Management Services	The Southern Connecticut Gas Company	CNE Development Corporation	$209,267	10/95	Yes
Management Services	The Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	$984,750	10/95	Yes

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No
Management Services	The Southern Connecticut Gas Company	Total Peaking Services, LLC	$868,040	4/96	Yes

Contracts omitted include support services contracts between companies that amounted to less than an aggregate consideration of $100,000 between the companies.

Part II.    Contracts to purchase services or goods from an affiliate other than a system company or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities. None

Part III.    Employment of any person by any system company for the performance on a continuing basis of management services. None

Item 9    Wholesale Generators and Foreign Utility Companies

Part I.

South Glens Falls, LLC: a) South Glens Falls, which is 85% owned by Cayuga Energy, Inc., is located at One Hudson Street, South Glens Falls, NY. Its business address is 2 Court Street, Binghamton, NY 13901-3110. Cayuga Energy invested $4.5 million for its 85% interest. South Glens Falls is a 63MW, natural gas fired, combined cycle co-generation facility. b) Energy East Corporation has guaranteed $50,000 for gas transportation and electric service and $1,500,000 for gas supply to South Glens Falls. c) The ratio of debt to common equity of South Glens Falls is zero. ( See Exhibit I for net income) d) South Glens Falls has consultative, administrative, project management, material procurements, design and support services contracts with New York State Electric & Gas Corporation and Cayuga Energy, Inc. The services are provided to South Glens Falls at the cost of time and materials.

Carthage Energy, LLC: a) Carthage Energy, which is owned by Cayuga Energy, Inc., is located at 701 West End Avenue, Carthage, NY. Its business address is 2 Court Street, Binghamton, NY 13901-3110. Cayuga Energy has invested $7.5 million in Carthage Energy. Carthage Energy is a 63MW, natural gas fired, combined cycle co-generation facility. b) Energy East Corporation has guaranteed $130,000 for gas transportation and electric service and $1,500,000 for gas supply to Carthage Energy. c) The ratio of debt to common equity of South Glens Falls is zero. ( See Exhibit I for net income) d) Carthage Energy has consultative, administrative, project management, material procurements, design and support services contracts with New York State Electric & Gas Corporation and Cayuga Energy, Inc. The services are provided to Carthage Energy at the cost of time and materials.

Part II.  Organization chart showing the relationship of each EWG and foreign utility company to other system companies. - See Exhibit H

Part III.  Amount of aggregate investment in exempt wholesale generators $9.7 million.

Ratio of aggregate investment in exempt wholesale generators to domestic public utility subsidiaries 0.01%.

Item 10    Financial Statements and Exhibits

Financial Statements

Financial statements are listed in Exhibit F

EXHIBITS
Exhibit A
A-1	Annual report of Energy East Corporation on Form 10-K for the year ended December 31, 2000, - File No. 1-14766 and incorporated herein by reference.
A-2	Annual report of New York State Electric & Gas Corporation on Form 10-K for the year ended December 31, 2000, - File No. 1-3103-2 and incorporated herein by reference.
A-3	Annual report of Central Maine Power Company on Form 10-K for the year ended December 31, 2000, - File No. 1-5139 and incorporated herein by reference.
Exhibit B
B-1

Restated Certificate of Incorporation of Energy East Corporation filed in the Office of the Secretary of State of the State of New York on April 23, 1998, included as Exhibit 3-1 in Energy East Corporation's Form 10-K for the year ended December 31, 2000, - File No. 1-14766 and incorporated herein by reference.

B-2

Certificate of Amendment of the Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York on April 26, 1999 - included as Exhibit 3-2 in Energy East Corporation's Form 10-K for the year ended December 31, 2000, - File No. 1-14766 and incorporated herein by reference.

B-3

By-laws of Energy East Corporation as amended April 23, 1999 - included as Exhibit 3-3 in Energy East Corporation's Form 10-K for the year ended December 31, 2000, - File No. 1-14766 and incorporated herein by reference.

B-4

Restated Certificate of Incorporation, Certificates of Amendment of the Certificate of Incorporation and By-laws as amended of New York State Electric & Gas Corporation filed as Exhibits 3-1 through 3-6, 3-8 through 3-15 and 3-16 in New York State Electric and Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, - File No. 1-3103-2 and incorporated herein by reference.

B-5

Articles of Incorporation, as amended, Articles of Amendment to Articles of Incorporation and By-laws as amended of Central Maine Power Company filed as Exhibits 3-1 through 3-2 in Central Maine Power Company's Annual report on Form 10-K for the year ended December 31, 2000, - File No. 1-5139 and incorporated herein by reference.

Exhibit C

First Mortgage and Supplemental Indentures of New York State Electric & Gas corporation filed as Exhibits 4-1 through 4-13 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

Exhibit D	Form of Tax Allocation Agreement filed as Exhibit B in Energy East Corporation's Amendment No. 2 to the Application/Declaration on Form U-1, File No. 070-9609 and incorporated herein by reference.
Exhibit E
E-1	Consent of Pricewaterhouse Coopers LLP
E-2	Consent of Pricewaterhouse Coopers LLP
E-3	Consent of Pricewaterhouse Coopers LLP
Exhibit F
F-1	Consolidating Statements of Income of Energy East Corporation and subsidiaries.
F-2	Consolidating Balance Sheet of Energy East Corporation and subsidiaries.
F-3	Consolidating Cash Flow Statement of Energy East Corporation and subsidiaries.
F-4	Consolidating Statement of Retained Earnings of Energy East Corporation and subsidiaries.
F-5

Consolidating Balance Sheet and Statements of Income, Cash Flow and Retained Earnings of Berkshire Energy Resources, Connecticut Energy Corporation, CTG Resources, Inc., CMP Group Inc., The Energy Network and Energy East Enterprises are filed confidentially pursuant to Rule 104.

Exhibit H	The relationship of each EWG, in which the system holds an interest, to other system companies is reflected in Item 1.
Exhibit I	Balance Sheet and Statements of Income and Cash Flow for exempt wholesale generators are filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller

April 25, 2001